Robert Charles Brighton, Jr.
Shareholder
Phone: 954.985.4178 Fax: 954.985.4176
Rbrighton@beckerlawyers.com

Becker & Poliakoff
1 East Broward Blvd.
Suite 1800
Ft. Lauderdale, FL 33301

April 8, 2022

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Jeff Kauten, Staff Attorney
Mr. Larry Spirgel, Office Chief

Ms. Kathryn Jacobson, Staff Accountant
Mr. Robert Littlepage, Accounting Branch Chief

Re:	Flag Ship Acquisition Corporation
Registration Statement on Form S-1
Filed November 12, 2021
File No. 333-261028

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated December 8, 2021 to Mr. Matthew Chen, Chief Executive Officer of Flag Ship Acquisition Corporation, a Cayman Islands exempt liability company (the “Company”), regarding comments on the Company’s Registration Statement on Form S-1 (“Registration Statement”). On behalf of our client, and as requested by the Staff, we are responding to the questions raised by the Staff and amending the Company’s Registration Statement to include certain clarifying disclosure to address the Staff’s comments. For your convenience, we have set forth the Staff’s comments in bold, followed by our response, as follows:

Cover Page

1.

We note your disclosure that risks and uncertainties related to the disallowance of the VIE structure could have a material adverse effect on your business. Please disclose that the legal and operational risks associated with being based in or acquiring a company that does business in China could result in a material change in your or the target company’s post-combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

April 8, 2022

We have revised the disclosure on the Cover Page and elsewhere in the prospectus to delete language stating that we may consider an initial business combination with an entity or business with a physical presence or other significant ties to the People’s Republic of China (including Hong Kong and Macau) and replaced it with an affirmative statement that we will not consider or undertake any such business combination or enter into an agreement for, or consummate our initial business combination with, such an entity or business.

Summary

General, page 2

2.	Please discuss how the variable interest entity corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

We have revised the disclosure in the Summary and in General on page 2 of the prospectus to delete language inconsistent with our intent that we will not consider or undertake any initial business combination or enter into an agreement for, or consummate our initial business combination with, an entity or business with a physical presence or other significant ties to the People’s Republic of China, including Hong Kong and Macau.

The Offering, page 6

3.	We note your disclosure that your shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act. Please clarify that being delisted from trading on a national exchange and being prohibited from being traded over-the-counter are both potential consequences under the Holding Foreign Companies Accountable Act.

We have revised the disclosure to delete the language relating to potential prohibitions from trading under the Holding Foreign Companies Accountable Act as it is no longer relevant in light of our determination that we will not consider or undertake any initial business combination or enter into an agreement for, or consummate our initial business combination with, an entity or business with a physical presence or other significant ties to the People’s Republic of China, including Hong Kong and Macau.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

April 8, 2022

Summary of Risk Factors, page 24

4.	Please clarify that the Chinese government may intervene or influence your operations at any time.

We have revised the disclosure in the prospectus summary on page 24 and 58 of the prospectus by deleting Risks Related to the use of VIE Structures and Doing Business in the PRC if we were to acquire a business based in or controlled by PRC Residents since such disclosure is unnecessary in light of our determination that we will not consider or undertake any initial business combination or enter into an agreement for, or consummate our initial business combination with, an entity or business with a physical presence or other significant ties to the People’s Republic of China, including Hong Kong and Macau.

Proposed Business

Manner of Conducting Redemptions, page 80

5.	We are unable to locate disclosure responsive to prior comment 1 and reissue the comment. Please revise to compare and contrast the information you will provide to shareholders through the Schedule TO with information required by a proxy statement subject to Regulation 14A.

We believe that the disclosure provided in Manner for Conducting Redemptions on page 82 of the prospectus satisfactorily addresses your comment without revision and is consistent with disclosure on such topics provided in other SPAC registration statements.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 - Revision of Previously Issued Financial Statements, page F-12

6.	Please disclose how you will account for rights included in the units for sale in the proposed public offering and private placement and how you will determine their fair value. Further make clear if at all, how the business combination contingency (i.e., whether you will be the surviving entity or not) will affect the accounting for such rights at inception and as of the business combination date.

The Company’s policy for accounting for the rights to acquire shares included in the unit offering is set forth on page F-12 in the notes to financial statements included in the prospectus. In accordance with ASC 815-40, the Company has concluded that because rights included in the units for sale in the proposed public offering and private placement are indexed to the Company’s equity based on ASC 815-40-15, both at the time of issuance and upon the exercise of the business combination contingency, ASC 815-40-25 does not preclude equity treatment of the rights in either circumstance. As a result, the rights qualify for equity treatment and accordingly are not subject to the scope of ASC 480.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

April 8, 2022

Because the rights qualify for equity classification, the rights are recorded in the Company’s equity section as additional paid-in capital (APIC) reflected at relative fair value based on 1/10 of the IPO offering price of $10.00 per ordinary share and the proceeds received from the rights will be proportionally allocated in the equity issuance. Subsequent changes in the fair value of an equity-classified right are not recognized as long as the right continues to be classified as equity in accordance with Subtopic 815-40-35-2.

Exhibit 4.5

7.	Please identify all forms of warrants covered by the warrant agreement in Exhibit 4.5 and their similarities differences, including but not limited to their respective settlement and redemption rights and exercise price adjustments.

The warrant agreement in Exhibit 4.5 included in the Registration Statement has been revised and updated. The warrant agreement covers four forms of warrants: 1) Public Warrants, 2) Private Placement Warrants, 3) Working Capital Warrants, and 4) Post-IPO Warrants. The Working Capital Warrants will be identical to the Private Placement Warrants. Similarly, both the Private Placement Warrants and Working Capital Warrants that may be issued will be identical to the Public Warrants. The Post-IPO Warrants, when and if issued, will have the same terms and be in the same form as the Public Warrants.

All four forms of warrants mentioned above have the following similarities:

[S1] Exercisability: Each redeemable warrant entitles the holder to purchase one-half (1/2) of one ordinary share at a price of $11.50 per full share, subject to adjustment as described in the prospectus. Pursuant to the warrant agreement, a warrant holder may only exercise its warrants for a whole number of shares.

[S2] Exercise Price: Each redeemable warrant is exercisable at an exercise price of $11.50 per full share subject to adjustment as described below. No public warrants may be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. It is the Company’s current intention to have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares in effect promptly following consummation of an initial business combination. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 60 days following the consummation of initial business combination, Public Warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, holders may exercise warrants on a cashless basis but only to the extent that an available exemption from registration under the Securities Act is available.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

April 8, 2022

In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors), (y) the aggregate gross proceeds from such issuances represents more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial business combination, and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates an initial business combination (such price, the “Market Price”) is below $9.20 per share, the exercise price of the warrants will be adjusted as described in the prospectus.

[S3] Exercise period: The warrants will become exercisable on the later of the completion of an initial business combination and one year from the effective date of this registration statement. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the completion of the initial business combination, or earlier upon redemption.

The difference between a Public Warrant and Private Warrant relates solely to redemption as discussed below.

[S4] Redemption: The Company may redeem the outstanding Public Warrants (excluding the Private Placement Warrants), in whole and not in part, at a price of $0.01 per warrant, if and only if, all four conditions stated in Section 6.1 of the warrant agreement are met.

8.	We note that you account for the public and private warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please specifically address the cashless exercise provisions discussed in Sections 2.6 and 3.3.1 (c) of the Warrant Agreement filed as Exhibit 4.5 and explain whether you believe there are potential changes to the settlement accounts that are dependent upon the characteristics of the warrant holder, and if so, how you analyzed those provisions with the guidance in ASC 815-40.

Our accounting analysis for the accounting treatment is as follows:

Please refer to our discussion of equity treatment for the rights [S3] paragraph above as a similar analysis applies to the warrants.

Under the exercise period provisions of the warrant agreement, the Company’s Public Warrants and Private Placement Warrants (the “Warrants”), will become exercisable on the later of the completion of an initial business combination and one year from the effective date of this registration statement. Hence, the Warrants are not liabilities under ASC 480-10-25-8. At the time the Warrants are exercisable, the Company will have already completed its business combination, and the ordinary shares will no longer be redeemable and, accordingly, the terms of the Warrants will not require the Company to settle its obligations under the Warrants by transferring assets.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

April 8, 2022

The Company has also evaluated the Warrants in accordance with the guidance in ASC 815-40 and has concluded that none of the terms or provisions related to the Warrants in the warrant agreement that provide for potential changes to the settlement amounts are dependent upon the characteristics of a holder of a Warrant.

Management considered that the settlement adjustments (in the event of a stock dividend, split and aggregation of shares, and an extraordinary dividend as set forth in Sections 4.1 and 4.2 of the warrant agreement). These terms of the Warrants were designed to protect a holder’s position from being diluted by a potential transaction initiated by the Company. The variables that could affect the settlement amount would affect the fair value of a “fixed-for-fixed” option on the equity shares. The Company has determined that such adjustments would not prevent the Warrants from being considered indexed to the issuer’s own stock as the adjustments are limited to the effect that the dilutive event has on the shares underlying the Warrants. In addition, under the terms of the warrant agreement, the Company has a call option to redeem the Warrants under certain circumstance. If the Company calls the Public Warrants for redemption, the Company will require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. In determining whether to require all holders to exercise their warrants on a “cashless basis,” the Company’s management will consider, among other factors, the Company’s cash position, the number of warrants that are outstanding and the dilutive effect on the Company’s shareholders of issuing the maximum number of ordinary shares issuable upon the exercise of the Company’s warrants. In such event, each holder would pay the exercise price by surrendering the holder’s warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. For this purpose, the “fair market value” means the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. The settlement amount will be equal to the difference between the market price of the Company’s stock (e.g., $16.50) and $11.50 (the exercise price of the warrants). The Company has determined that this feature satisfies the “fixed-for fixed” criteria.

The Company has determined that the terms of the Warrants relating to their exercise price and number of ordinary shares issuable upon exercise of warrants, as provided in the warrant agreement, are adjusted solely to offset the effect of the dilutive events upon the occurrence of a dilutive event and the adjustments in all cases result in the same intrinsic value for the equity-linked instrument (i.e., the Warrants), both before and after the dilutive events. Accordingly, the adjustments to the Warrants do not preclude the Warrants from being considered indexed to the Company’s stock.

Based on the foregoing and in accordance with the ASC 815-40, the Company has determined that the Warrants meet the criteria for classification as equity. Accordingly, the Company has classified the Warrants as equity, recorded as additional paid in capital and the Warrants are not required to be classified as a liability which would need to be marked to market at each reporting period.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

April 8, 2022

9.	Further address how you considered the “Alternative Issuance” and tender, exchange or redemption offer provisions stipulated in Section 4.4 and the Redemption Trigger Price in Section 4.3.2 of the Warrant Agreement in your equity classification of the warrants.

Based on the terms of the “Alternative Issuance” and tender, exchange or redemption offer provisions set forth in Section 4.4 and the Redemption Trigger Price in Section 4.3.2 of the warrant agreement, the Company has determined that these terms would not alter either the exercise price or the number of the Company’s shares to be issued upon exercise of the Warrants. The terms of “Alternative Issuance” and tender, exchange or redemption offer provisions set forth in Section 4.4 of the warrant agreement provide the holder of the Warrants with the right to receive an equivalent benefit in the event that the Company’s ordinary shares are no longer available due to a reclassification or reorganization of its outstanding ordinary shares, or in the case of any merger or consolidation of the Company with or into another corporation. In Section 4.3.2 of the warrant agreement, the redemption trigger price will be adjusted if the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of initial business combination at an issue price or effective issue price of less than $9.20 per ordinary share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like).

Because the terms of the Warrants as set forth in Section 4.4 and Section 4.3.2 of the warrant agreement do not preclude the Warrants from being indexed to the Company’s stock in accordance with ASC 815-40-15, the Warrants are appropriately qualified as equity in the Company’s financial statements.

We trust that our response fully addresses the Staff’s concerns as set forth in its comment letter. Should the Staff have any additional questions regarding the information contained in the Registration Statement or with respect to our response to the comment letter, please contact the undersigned by email at rbrighton@beckerlawyers.com, or Bill Huo, Esq. at bhuo@beckerlawyers.com. You may also contact the undersigned by phone at (954) 985-4178.

Very truly yours,

By:	/s/ Robert C. Brighton, Jr.
Name:	Robert C. Brighton, Jr.

Cc:	Mr. Matthew Chen
Chief Executive Officer
Flag Ship Acquisition Corporation